UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13D


            Under the Securities Exchange Act of 1934
                        (Amendment No. 1 )


                          AmerAlia, Inc.
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                         (Name of Issuer)

               Series A Convertible Preferred Stock
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                  (Title of Class of Securities)

                            023559-26
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                          (CUSIP Number)

            Jacqueline Badger Mars, 6885 Elm Street,
            McLean, Virginia 22101-3883 (703) 821-4900
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    (Name, Address and Telephone Number of Person Authorized
              to Receive Notices and Communications)

                        November 28, 1997
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     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D



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CUSIP No. 23559-26                           Page  2  of   4  Pages
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Jacqueline Badger Mars, as Trustee of the Jacqueline Badger Mars Trust dated February 5, 1975, as amended (formerly the Jacqueline Mars Vogel Trust)

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  |_|
      (See Instructions)                                      (b)  |_|

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3     SEC USE ONLY
      (See Instructions)

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4     SOURCE OF FUNDS
      PF
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                            |_|
      Not applicable
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6     CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.A.
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                  7    SOLE VOTING POWER
                       0 shares of Series A Convertible Preferred
                       Stock; 2,000 shares of Series D Convertible
   NUMBER OF           Preferred Stock and 1,414,127 shares of Common Stock.
                 -----------------------------------------------------------
     SHARES       8    SHARED VOTING POWER
  BENEFICIALLY         Not applicable
    OWNED BY
                 -----------------------------------------------------------
      EACH        9    SOLE DISPOSITIVE POWER
   REPORTING           0 shares of Series A Convertible Preferred Stock;
                       2,000 shares of Series D Convertible Preferred Stock
     PERSON            and 1,414,127 shares of Common Stock.
                 -----------------------------------------------------------
      WITH        10   SHARED DISPOSITIVE POWER
                       Not applicable

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0 shares of Series A Convertible Preferred Stock; 2,000
      shares of Series D Convertible Preferred Stock and
      1,414,127 shares of Common Stock.
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)
      Not applicable
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.00% of Series A Convertible Preferred Stock; 100% of
      Series D Convertible Preferred Stock (32.0% of Common Stock
      if fully converted); and 33.0% of Common Stock.
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14    TYPE OF REPORTING PERSON (See Instructions)
      00
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


Item 1.    Security and Issuer

     Series A Convertible Preferred Stock. The names and titles of the principal executive officers of the issuer of such securities are as follows:

Bill H. Gunn             Chairman of the Board, President
                         and Chief Executive Officer

Robert van Mourik        Executive Vice President, Chief
                         Financial Officer, Secretary and Treasurer

Marvin H. Hudson         Vice President, Investor Relations


     All of the individuals named above have their principal office at AmerAlia, Inc., 1155 Kelly Johnson Blvd. #111, Colorado
Springs, Colorado 80902.

Item 2.    Identity and Background

               a. Jacqueline Badger Mars, as trustee of the Jacqueline Badger Mars Trust Dated February
                    5, 1975, as amended (formerly the Jacqueline
                    Mars Vogel Trust)

               b.   6885 Elm Street, McLean, Virginia  22101-3883

               c.   Mars, Inc.
                    6885 Elm Street
                    McLean, Virginia  22101-3883

               d. Such reporting person has not been convicted in a criminal proceeding during the last five years.

               e. Such reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years that resulted in a finding of violation of any federal or state securities laws and was or is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, any such laws.

               f.   United States of America

Item 3.    Source and Amount of Funds or Other Consideration

     The amount of funds used by the reporting person in making the purchase is $1,000,000 and the source of such funds is the personal funds of the reporting person.

Item 4.    Purpose of Transaction

     The purpose of the acquisition of securities of the issuer by the reporting person is for investment purposes only and the reporting person does not have any plans or proposals with respect to such securities as enumerated in paragraphs (a) through (j) of Item 4.

Item 5.    Interest in Securities of the Issuer

               a.   As of the date of this statement, the
                    reporting person beneficially owns 0 shares of Series A Convertible Preferred Stock of the issuer. The reporting person previously was the beneficial owner of 666,666 shares of Series A Convertible Preferred Stock, all of which have been converted into 666,666 shares of Common Stock (representing 16.0% of the outstanding shares in that class).

               b.   Not applicable. The reporting person no
                    longer beneficially owns shares of Series A
                    Convertible Preferred Stock.

               c.   None, except as described herein.

               d.   No response required.

               e.   Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

           Not applicable.

Item 7.    Material to Be Filed as Exhibits

           Not applicable.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     November 28, 1997               /s/ Jacqueline Badger Mars
---------------------------        -------------------------------
                                   Jacqueline Badger Mars,
                                   as Trustee